                                                                      EXHIBIT 12

                   MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                              (dollars in millions)

                                        For the Three Months            For the Nine Months
                                               Ended                           Ended
                                      -------------------------       ------------------------
                                      Sept. 25,       Sept. 26,       Sept.25,       Sept. 26,
                                         1998            1997           1998            1997
                                      ---------       ---------       --------       ---------
Pretax earnings (loss) from
  continuing operations                 $ (206)         $  789         $ 1,602         $ 2,376
Add: Fixed charges                       4,954           4,249          14,448          12,106
                                        ------          ------         -------         -------
Pretax earnings before fixed
  charges                               $4,748          $5,038         $16,050         $14,482
                                        ======          ======         =======         =======
Fixed charges:

  Interest                              $4,860          $4,190         $14,199         $11,929
  Other (A)                                 94              59             249             177
                                        ------          ------         -------         -------
  Total fixed charges                   $4,954          $4,249         $14,448         $12,106
                                        ======          ======         =======         =======
  Preferred stock dividend                                                                   `
    requirements                        $   15          $   15         $    46         $    47
                                        ------          ------         -------         -------
  Total combined fixed charges and
    preferred stock dividends           $4,969          $4,264         $14,494         $12,153
                                        ======          ======         =======         =======

Ratio of earnings to fixed
  charges (B)                              .96            1.19            1.11            1.20

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends (B)                      .96            1.18            1.11            1.19
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(A)   Other fixed charges consist of the interest factor in rentals, amortization of debt expense, and preferred stock dividend requirements of majority-owned subsidiaries.

(B) The ratio calculations indicate a less than one-to-one coverage for the three months ended September 25, 1998. Pretax loss from continuing operations for the three months ended September 25, 1998 is inadequate to cover fixed charges. The deficient amounts for the respective ratios are $206 and $221.

Note: Prior periods have been restated for the Midland Walwyn merger, as required under pooling-of-interests accounting.